Exhibit 99.3

NEWS RELEASE

FOR IMMEDIATE RELEASE ON APRIL 4, 2006

STORM CAT ENERGY CORPORATION PROVIDES

FIRST QUARTER, 2006 OPERATIONAL UPDATE

CALGARY and DENVER – (PR Newswire) – April 4, 2006 – Storm Cat Energy Corp. (AMEX: SCU; TSX.V: SME) today provided an update on the Company’s U.S. and Canadian operations. The highlights of the Company’s operations are included below.

Powder River Basin

•                  The Company is continuing to produce approximately 4.0 million cubic feet per day (MMcfd) from 142 wells on its Powder River Basin properties.

•                  The Company has received final approvals on its 68-well Plan of Development from the Bureau of Land Management (BLM). Drilling with three to four rigs is expected to commence by the end of April.

•                  Storm Cat entered into a Letter Agreement to purchase approximately 3,550 net acres of federal and fee leases in the Powder River Basin, Campbell County, Wyoming. The Company is in the final process of title due diligence with closing expected by late April. The acquisition should yield up to 40 additional drillable locations once permitted.

Elk Valley, British Columbia

•                  The Company finished completing two wells drilled in December 2005. The A84L well, completed in the F, G and H coal seams by fracture stimulating down casing, has been on production for 16 days. Production rates have grown from an initial rate of 124 thousand cubic feet per day (Mcfd) to as high as 204 Mcfd. The D85L well was completed in the G through L coal seams by fracture stimulating down coil tubing in eight separate stages. The well produced for five days at 75 Mcfd until experiencing downhole pump failure. Initial results and evaluation by Storm Cat engineers are showing better per-well performance than models predicted.

DENVER, COLORADO 1125 17th Street, Suite 2310 | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075 CALGARY, ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M. Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

•                  Storm Cat re-activated three wells shut-in by the previous operator. The three wells are producing a combined 150 Mcfd. Company engineers are again encouraged by initial results from the wells which are performing as expected at this stage of production.

•                  Based on the results to date, six wells are being licensed to target both the upper and lower Mist Mountain coal sections with expected initial spud dates of early June. An additional six drilling locations are currently being considered for drilling in the late fall. In addition, engineering services to aid in the design of compression and related facilities are being evaluated.

J. Scott Zimmerman, President and Chief Executive officer said: “We anticipate that the Elk Valley project will be evaluated for commerciality within the next 180 days. The next six wells drilled are designed to further define the potential of the project. Following the re-activation of wells here, we are increasingly encouraged by the potential of Elk Valley.”

Other Projects

In Central Alberta, the Company acquired an additional 2,560 acres in an early March lease sale bringing our gross lease acreage position here to 7,828 acres (6,868 net). All lands are prospective for Mannville coal development.

In Alaska, The Northern Dancer No. 1 well reached total depth (TD) of 6,243 feet in mid March. Openhole logs were run and casing set to TD. The well encountered a significant amount of total coal, as well as interbeded conventional sandstones. The Company is currently evaluating the logs and cuttings and expects a completion attempt in late summer 2006.

The three-well exploratory drilling program in Moose Mountain, Saskatchewan has been completed. Based on log and sample evaluation, the three wells each encountered between 40 and 50 metres of net pay in the Second White Specks. Openhole logs are being evaluated to determine completion procedures. Completion operations will commence after spring break-up, pending weather and rig availability.

Finally, Storm Cat’s Board of Directors has approved the acquisition of undeveloped leasehold in the Fayetteville shale play in Arkansas. A definitive Purchase and Sale agreement has been entered into with closing expected in early May. The Company is identifying potential drill sites and is determining a prudent drilling program to assess productive potential from its leasehold.

At March 31, 2006, Storm Cat was the operator of approximately 380,850 gross (159,200 net) acres in North America.

IPAA OGIS Conference

Storm Cat also today announced its participation in the 2006 Independent Petroleum Association of America’s Oil and Gas Investment Symposium in New York. Storm Cat’s CEO and President, J. Scott Zimmerman will provide an update to investors on Monday, April 10, 2006 at 2:25 PM EDT. You may access the presentation slides and the audio portion of the presentation by logging onto the Storm Cat home page at www.stormcatenergy.com.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploration and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

/s/ J. Scott Zimmerman

Forward-looking Statements

CAUTIONARY STATEMENT: This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995 relating to matters such as the Company’s drilling and other exploration plans and projected well economics. Forward looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Storm Cat’s management on the date the statements are made; they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Storm Cat undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and availability of additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the US Securities and Exchange Commission, including the Company’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.